BlackRock Income Trust, Inc.

100 Bellevue Parkway

Wilmington, DE 19809

September 25, 2025

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock Income Trust, Inc. (the “Registrant”)

Registration Statement on Form N-2 (File No. 333-288158)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form N-2 so that it is declared effective on September 26, 2025, or as soon as practicable thereafter. BlackRock Investments, LLC, the principal distributor of the Registrant, hereby joins in the Registrant’s request for acceleration of the effectiveness of the Registration Statement.

If this request is granted, we respectfully request that we be notified by telephone at the time of effectiveness, and that such effectiveness also be confirmed in writing. Please call Michael DeNiro of Willkie Farr & Gallagher LLP at (212) 728-8147.

[Signature Page Follows]

Sincerely,

BlackRock Income Trust, Inc.

By:	/s/ Janey Ahn
Name: Janey Ahn
Title: Secretary

BlackRock Investments, LLC

By:	/s/ Jonathan Diorio
Name: Jonathan Diorio
Title: Managing Director

[Signature Page to Acceleration Request Letter – BlackRock Income Trust, Inc.]